

P.J. Tezza · **2nd**

CEO at ModVans

Ventura, California, United States · 500+ connections ·

Contact info

ModVans


Georgia State Univer

Featured



ModVans Production Capacity Expansion
P.J. Tezza on LinkedIn

Market response to the ModVans CV1 has been so phen
that production cannot meet demand. We want to meet t
demand head on! Rather than make people wait for years
we bootstrap our expansion, we decided to launch a Reg

👍 ❤️ 27 · 7 Comments

Experience



CEO
ModVans
Feb 2012 – Present · 8 yrs 10 mos
Greater Los Angeles Area









CTO
Find My Path
2015 – Jun 2017 · 2 yrs
San Francisco Bay Area

Type of Business: Sass application to help students with all aspects to obtain a fun and excitin
career. Allows parents, counselors, teachers, mentors and businesses help students obtain their goals.

...see mor

CEO
Jibebuy
2013 – Jan 2017 · 4 yrs
San Francisco Bay Area

Type of Business: Social network for collaborative shopping / marketing data collection and analytics

Summary: ...see mor

Engineering Manager / Consultant
Tripwire
2009 – Jun 2016 · 7 yrs
San Francisco Bay Area

Type of Business: Software, cloud services and hardware appliances for automated network security and compliance auditing

Summary: ...see mor

Co-founder
Teztech
2003 – 2009 · 6 yrs

Type of Business: Technology Consultancy, Commercial Web Site/Application Development an
Hosting

Summary: ...see mor

Show 3 more experiences

Education

Georgia State University
Bachelor of Science, Physics

Skills & endorsements

Software Engineering · 25

 Endorsed by **4 of P.J.'s colleagues at Tripwire**

Linux · 23

Endorsed by **Jonathan Braswell and 1 other who is highly skilled at this**

Endorsed by **8 of P.J.'s colleagues at Trip**

Enterprise Software · 20

Endorsed by **THOMAS J. ULLRICH, who is highly skilled at this**

Endorsed by **6 of P.J.'s colleagues at Trip**

Show more ⌄

